

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

February 5, 2018

Via E-mail
Sean Conrad
Chief Executive Officer
GRCR Partners Inc.
1771 Post Road East, #178
Westport, CT 06880

> **Re:** **GRCR Partners Inc.**
> **Form 10-K for the fiscal year ended September 30, 2017**
> **Filed January 10, 2018**
> **File No. 333-208814**

Dear Mr. Conrad:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
  Commodities